SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                      SCHEDULE 13D
                        Under the Securities Exchange Act of 1934

                            Synergy Technologies Corporation
                                    (Name of Issuer)

                       Common stock, par value $ 0.002 per share
                            (Title of Class of Securities)

                                     87-160K7108
                                   (CUSIP Number)

                           STONE CANYON RESOURCES, LTD.
                               335 25th Street, S.E.
                             Calgary, Alberta T2A 7H8
                                    (888) 378-6633
            (Name, Address and Telephone Number of Person Authorized
                         to Receive Notices and Communications)

                             September 4, 1999
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following  box [   ].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87-160K7108

(1)  Name of Reporting Person S.S. or I.R.S. Identification Nos. of Above Person

             Stone Canyon Resources, Ltd.

(2)  Check the Appropriate Box if a Member of a Group
                     (a)  [   ]
                     (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds

        WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  [   ]

(6)  Citizenship or Place of Organization

         Province of Alberta, Canada

Number of                         (7)   Sole Voting Power          1,466,855
Shares Beneficially               ___________________________________
                                  (8)   Shared Voting Power                0
Owned by                          ____________________________________
Each Reporting                    (9)   Sole Dispositive Power    466,855
Person                            ____________________________________
With                              (10) Shared Dispositive Power        0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                1,466,855

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                [   ]

(13) Percent of Class Represented by Amount in Row (11)

                  5.88%

(14) Type of Reporting Person (See Instructions)   CO

ITEM 1.   SECURITY AND ISSUER

             The class of securities to which this statement relates is common stock, par value $0.002 per share (the "Common Stock"), of Synergy Technologies Corporation, a Colorado corporation ("Synergy Technologies"). The address of the principal executive offices of the Registrant is 335 25th Avenue, S.E., Calgary, Alberta T2A 7H8.

ITEM 2.   IDENTITY AND BACKGROUND

             This statement is filed by Stone Canyon Resources, Ltd, an Alberta, Canada corporation ("Stone Canyon Canada"). The business address of Stone Canyon Canada is 335 25th S.E., Calgary, Alberta, Canada T2A 7H8. Stone
Canyon Canada is in the business of acquiring, exploring and developing oil and gas resources in North America.

        During the last five years, neither Stone Canyon Canada nor any of its officers, directors or principal shareholders have been: (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      See Item 4, Purpose of Transaction, and Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION

      On November 24, 1997, Stone Canyon Resources, Inc., a Colorado corporation, ("Stone Canyon Colorado"), was acquired by Synergy Technologies (which at that time was operating under the name of Automated Transfer Systems, Inc.). Pursuant to an Agreement and Plan of Exchange, dated on or about November 24, 1997 by and between Synergy Technologies, Stone Canyon
Colorado and Stone Canyon Canada, (the "Exchange Agreement" which is further described in the Registrant's Registration Statement on Form 10-SB (Registration No. 000-26721), as amended, filed with the Securities and Exchange Commission on August 17, 1999 ("the Registration Statement"), all of the issued and outstanding shares of Stone Canyon Colorado (which was 2,901,007) were exchanged for shares of Synergy Technologies on a one-for-one basis. As a result, Stone Canyon Canada, which was a shareholder of Stone Canyon Colorado, acquired 1,000 shares of Synergy Technologies. Also, as part of this transaction, Synergy Technologies issued 4,538,162 shares of its common stock to Stone Canyon Canada to settle a debt of $453,916 owed by Stone Canyon Colorado to Stone Canyon Canada. Stone Canyon Canada's initial beneficial ownership of shares of the Registrant was therefore 4,539,612.

     Prior to September 9, 1999, the Registrant was not subject to the reporting requirements of the Securities Exchange Act of 1934 and thus Stone Canyon
Canada was not required to report such acquisition at that time. Since then, but prior to September 9, 1999, Stone Canyon Canada sold 2,559,257 shares of the Registrant's common stock through both private transactions and transactions effected through the market. It also purchased a certain number of shares. As of September 9, 1999, Stone Canyon Canada beneficially owned 1,980,355 shares.

    In August and September 1999, Stone Canyon sold 174,000 shares in a private transaction. During the month of December 1999, Stone Canyon sold 209,500 shares in market transactions.

    During the last sixty (60) days, Stone Canyon Canada effected sales of 60,000 shares of the Common Stock in public market transactions on the dates, in the amounts and at the per share prices set forth below:

                Date           Number of Shares         Price Per Share
                February 15         48,500                     $2.00
                February 16         11,000                     $2.00
                February 18            500                     $2.00

     Stone Canyon Canada will review on a continuous basis its investment in the Common Stock and Synergy's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Stone Canyon Canada may in the future take such actions in respect of its investment in the Common Stock as it deems appropriate in light of the circumstances existing from time to time. Currently, these actions include continuing to hold the shares it now beneficially owns or disposing of shares. Such dispositions could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act of 1933, (the "Securities Act"), in the open market. Additionally, it is possible that Stone Canyon Canada could seek to acquire additional shares, although it has no current plans to do so. Any acquisition of shares could be effected in the open market, in privately negotiated transactions, or otherwise. Any sales, purchases or transfers or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, Stone Canyon Canada may take into consideration various factors, such as Synergy Technologies' business and prospects, other developments concerning Synergy Technologies, its own obligations, cash and financial resources and needs, its investment goals and other business opportunities available to Stone Canyon Canada, developments with respect to its business, general economic conditions, the market price for shares of Common Stock and stock market conditions.

     Except as set forth in Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, Stone Canyon Canada has no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Stone Canyon Canada may be deemed to be the beneficial owner of an aggregate of 1,466,855 shares of Common Stock (approximately 5.88% of the approximately 24,936,327 shares outstanding, determined by reference to the 24,936,327 shares of Common Stock outstanding as set forth on the Registrant's Quarterly Report on Form 10-QSB for the period ending on September 30, 1999 filed with the Securities and Exchange Commission on November 16, 1999).

     However, Stone Canyon Canada disclaims any beneficial interest, dispositive power or voting power of certain of such shares. (See Item 6, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer".)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described in this statement or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Stone Canyon Canada and any person with respect to any securities of the Registrant.

     On May 5, 1998, Stone Canyon Canada, the Registrant, Carbon Resources Limited and Laxarco Holding Limited entered into a share exchange agreement
(the "Share Exchange Agreement") (a copy of which is attached hereto as Exhibit B by incorporation by reference to the Registration Statement) whereby the Registrant acquired 75% of Carbon Resources Limited in exchange for 10,000,000 shares of the Registrant. Under the terms of that agreement, Stone Canyon Canada granted to certain shareholders of Laxarco Holding Limited an option to acquire up to 3,000,000 shares of the Common Stock owned by Stone Canyon Canada. The option holders exercised their rights to acquire 2,000,000 of these shares on or about May 21, 1998. The remaining shares are still subject to the aforementioned option, which must be exercised within thirty
(30) days from completion of phase one development of the technology, which is defined in the Share Exchange Agreement as successful completion of a 4bbl per day pilot unit that incorporates the Syngen technology and the Fischer-Tropsch technology.

     The 3,000,000 shares that are or were subject to the option are subject to repurchase by Stone Canyon in the event that the Registrant or Carbon Resources Limited fails to fulfill the terms of the Share Exchange Agreement. At this point in time, Stone Canyon Canada has no reason to believe that either of such parties have not fulfilled their respective obligations under the Share Exchange Agreement.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

        EXHIBIT A - Articles of Exchange by and between Synergy Technologies Corporation and Stone Canyon Resources, Ltd. (incorporated herein by reference to Exhibit 2.2 attached to the Registrant's Registration Statement on Form 10-SB (Registration No. 000-26721), as amended.)

        EXHIBIT B - Share Exchange Agreement by and between Synergy Technologies Corporation, Stone Canyon Colorado and Stone Canyon Canada dated May 5, 1998 (incorporated by reference to the Registrant's Registration Statement on Form 10-SB (Registration No. 000-26721), as amended.)

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 24, 2000


STONE CANYON RESOURCES LTD.,
an Alberta corporation


By:/s/JACQUELINE DANFORTH
----------------------------------------
Name: Jacqueline Danforth
Title: Director and Secretary/Treasurer